EDGAR CORRESPONDENCE
COMMENTS RECEIVED ON 09/17/2025
FROM CHRISTOPHER BELLACICCO
N-14 FILED ON 08/22/2025
Ladies and Gentlemen:
This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “SEC staff”) provided by Mr. Christopher Bellacicco of the Division of Investment Management with respect to Davis New York Venture Fund, Inc.’s (the “Registrant”) filing of the Information Statement/Prospectus on Form N-14 (Accession No. 0000071701-25-000046).
Set forth below are the SEC staff’s verbal comments in bold, together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in the Information Statement/Prospectus.
  GENERAL – Please add page numbers on each page of the N-14 document.
  We will add page numbers on each page of the N-14 document.
  SYNOPSIS – What are the reasons for the Reorganization?
  The ninth bullet point notes that “Davis International Fund may be more successful in attracting continuing shareholder investment.” Please add disclosure explaining why the Fund believes that this may be the case.
  As of its June 30, 2025, unaudited financial statements, Selected International Fund’s total net assets were roughly $58 million, while Davis International Fund’s total net assets as of the date of its last unaudited financial statements (April 30, 2025) were roughly $162 million.
  We will add disclosure noting that as a result of its size, Davis International Fund may be more successful in attracting continuing shareholder investment.
  SYNOPSIS – What are the reasons for the Reorganization?
  The eleventh bullet point notes that “Class S accounts of Selected International Fund would be designated load waived as Davis International Fund Class A accounts.” Please confirm that this statement is correct or revise as appropriate.
  We confirm that this statement is correct.
  SYNOPSIS – How do the Funds’ investment objectives, strategies, policies, and limitations compare?
The SEC staff notes that Rule 17a-8 requires a shareholder vote unless among other conditions there are no material differences in a Section 13 fundamental policy between the Acquired Fund and Acquiring Fund. Here, the investment objective of the Acquired Fund is a fundamental policy but the investment objective of the

Acquiring Fund is not fundamental. Please explain how this is not a material difference in a Section 13 fundamental policy between the funds that requires a shareholder vote for the reorganization.
The Acquiring Fund’s investment objective policy will be changed from non-fundamental to fundamental prior to the date of the reorganization.
The Registrant will provide the SEC staff with any disclosure changes to the Information Statement regarding this matter before mailing the definitive Information Statement/Prospectus to shareholders.
  SYNOPSIS – Examples of Effect of Fund Expenses
  For the sentence “The tables illustrate how much a shareholder would pay in total expenses if the shareholder sells all of his or her shares at the end of each time period indicated and if the shareholder holds all of his or her shares, as applicable,1” the corresponding footnote does not appear until after the performance information. Please move the footnote up.
  We will move the footnote up to be closer to the relevant tables.
  COMPARISON OF RISK FACTORS
  The final clause in the second paragraph of this section states that “the Funds are subject to substantially similar investment risks.” In the next sentence, after the paragraph heading, it states “Each Fund is subject to the same principal risks, as shown below.” Please be consistent in characterizing the similarities of investment risks.
  We will modify the N-14 document to be consistent in characterizing the similarities of investment risks.
  EXHIBITS – Item 16
Please note that the exhibits should include hyperlinks leading to the exhibits. If there is no exhibit list in the definitive statement that is filed, no amendment is warranted for this item.
We have noted this comment.

Please call the undersigned at (520) 434-3793 with any comments or questions.
Respectfully,
Davis New York Venture Fund, Inc.
/s/ Lisa Cohen
     Lisa Cohen
     Vice President and Secretary